

Amy M. Trombly, Esq.   amy@tromblybusinesslaw.com

January 25, 2007

Delivered by first class mail and facsimile to (202) 772-9213

Ms. Carol Stacey
Office of Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 5546
Washington, D.C. 20549-5546

With a copy to:

Scott Gallagher
Chief Executive Officer
FTS Group, Inc.
7610 West Hillsborough Ave.
Tampa, Florida 33615

Re: Amendment No. 2 to Registration Statement on Form SB-2
        Filed September 29, 2006
        File No. 333-133749
        Rule 437 Application to Dispense with Consent

Dear Ms. Stacey:

I am securities counsel for FTS Group, Inc. (the "Company"). The Company is aware of the requirement, as set forth in Section 7 of the Securities Act of 1933 and Item 601 of Regulation S-B, to provide an auditor's consent for the use of its audit report in the form of an exhibit to the registration statement; however the Company respectfully requests an exemption to that requirement with respect to its auditors for the fiscal year ended December 31, 2004 in its Registration Statement on Form SB-2, as amended, which is currently pending.

The Company believes that the obtaining of such consent is impracticable and would involve an undue hardship on the Company. The specific facts which give rise to the Company's request to dispense with the consent are included in the attached sworn affidavit.

The Company's Registration Statement on Form SB-2 is currently in review by the Staff. In the Staff's letter dated October 26, 2006, the Staff requested in Comment 19 that the



Trombly Business Law
1320 Centre St., Suite 202, Newton Centre, MA 02459
Telephone (617) 243-0060
Facsimile (617) 243-0066

Company may seek an exemption from your office from providing this auditor consent. A copy of the letter from the Staff is enclosed with this letter.

Thank you for your attention to this matter and if you have any questions please do not hesitate to contact me.

Very truly yours,

Amy M. Trombly

Enclosure

cc: Scott Gallagher, Chief Executive Officer, FTS Group, Inc.





group, inc.

EXCELLENCE. VALUE. PROFITS

Affidavit

Dear Ms. Stacey,

The specific facts which give rise to our application to dispense with consent are as follows:

Our independent public auditors for the fiscal year ended December 31, 2005 were R.E. Bassie & Co. Our independent public auditors for the year ended December 31, 2004 were Withum, Smith & Brown, P.C.

We filed a Registration Statement on Form SB-2 on May 2, 2006 (file number 333-133749). In that Registration Statement, we furnished a consent for the use of the audit report issued by R.E. Bassie & Co. for the fiscal year ended December 31, 2005. Although an issuer's prior auditors must execute consents in order for financial statements previously audited by that firm to be included in the registration statement, Withum, Smith & Brown, P.C. has refused to provide such a consent. We attempted to obtain the consent via multiple phone calls and emails. After several weeks, Withum, Smith & Brown informed us that, in order for the firm to issue the consent, we must pay $17,000 in advance. Additionally, Withum, Smith & Brown indicated that, even if we paid the sum, there is no assurance that Withum, Smith & Brown would provide us with the consent. We contacted the Public Company Accounting Oversight Board (PCAOB) regarding the matter. It was suggested by the PCAOB that we file a formal complaint. We filed a formal complaint with the PCAOB on July 24, 2006.

Thank you for your attention to this matter.

Sincerely,

FTS Group, Inc.

By: Scott Gallaher
Its: Chief Executive Officer

CORPORATE ACKNOWLEDGEMENT

State of Florida }
County of Pinellas } SS.

On this 24 day of January, ~~2006~~ 2007, before me a Notary Public in and for the county aforesaid, the undersigned officer, personally appeared Scott David Gallaher known personally to me to be the CEO (title) of FTS Group, Inc. and acknowledged that he, as an officer being authorized so to do, executed the foregoing instrument for the purposes therein contained, by signing the name of the corporation by himself as an officer.

IN WITNESS WHEREOF I have hereunto set my hand and official seal.

(SEAL)

DEBORAH A. ROSS
MY COMMISSION # DD 612226
EXPIRES: November 6, 2010
Bonded Thru Notary Public Underwriters

Notary Public/Commissioner of Oaths

My Commission Expires November 06, 2010



Trombly Business Law
1320 Centre Street, Suite 202, Newton, MA 02459
Telephone (617) 581-6179
Facsimile (617) 243-0066

Nicole Heideman, Esq.   nicole@tromblybusinesslaw.com

FACSIMILE COVER SHEET

TO: Joel Levine

DATE: January 25, 2007

PHONE: 202-551-3400

FAX: 202-772-9213

PAGES: 3 (including cover sheet)

MESSAGE:

Mr. Levine:

As per our conversation on January 23, 2007, I am resubmitting an application to dispense with consent on behalf of FTS Group, Inc. As you may recall from our discussion, this letter and affidavit was originally faxed to your office on November 11, 2006. Thank you for your help with this matter.

Please do not hesitate to
questions.

Warm regards,
Nicole

fue: 0001062663
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